UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Box Ships Inc. (the “Company”), dated February 16, 2012, announcing that the Company’s fourth quarter and year end 2011 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: February 17, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

BOX SHIPS INC. REPORTS FOURTHQUARTER ENDED DECEMBER 31, 2011 RESULTS AND
DECLARES QUARTERLY DIVIDEND OF $0.30 PER SHARE

ATHENS, Greece, February16, 2012–Box Ships Inc. (NYSE: TEU) (the “Company”), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the fourth quarter of 2011 and for the period from its Initial Public Offering (“IPO”) on April 14, 2011 to December 31, 2011 (“period ended December 31, 2011”).

Financial Highlights (Expressed in United States Dollars, except for share data)	Three Months Ended December 31, 2011	Period Ended December 31, 2011
Time charter revenues	$16,582,443	$39,134,328
Amortization of above/below market time charters	497,411	1,054,959
Time charter revenues, adjusted1	$17,079,854	$40,189,287

EBITDA2	$10,874,818	$25,573,767
Adjusted EBITDA2	$11,522,353	$26,950,829

Net Income	$5,576,754	$12,956,082
Adjusted Net Income2	$6,224,289	$14,333,144

Weighted average number of shares	16,000,000	15,433,519

Earnings per share	$0.34	$0.83
Adjusted Earnings per share2	$0.38	$0.92

1Time charter revenues, adjusted,is not a recognized measurement under generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”). We believe that the presentation of time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per share are not recognized measurements under GAAP. Refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAPat the back of this release.

FourthQuarter 2011 - Financial Results:

The Company reported time charter revenues for the fourth quarter of 2011 of $16.6 million, net of the amortization of above/below market time charters, which decreased our net income by$0.5 million, or $0.03 per share,and net income of $5.6 million, or $0.34 per basic and diluted share. EBITDA and Adjusted EBITDA for the fourth quarter of 2011 were $10.9 million and $11.5 million, respectively.

The Company operated an average of 7.00vessels during the fourth quarter of 2011, earning an average time charter equivalent rate, or TCE rate, of $24,601or $25,373 on an adjusted basis, per vessel per day. Please see the table at the back of this releasefor a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Total vessel operating expenses arecomprisedof vessel operating expenses, management fees charged by a related party and general and administrative expenses and amounted to $5.0 millionfor the fourth quarter of 2011, or approximately $7,734per vessel per day.

Period ended December 31, 2011 - Financial Results:

The Company reported time charter revenues for the period ended December 31, 2011 of $39.1 million, net of the amortization of above/below market time charters, which decreased our net income by$1.0 million, or $0.07 per share, and net income of $13.0 million, or $0.83 per basic and diluted share. EBITDA and Adjusted EBITDA for the period ended December 31, 2011 were $25.6 million and $26.9 million, respectively.

The Company operated an average of 5.92 vessels during the period ended December 31, 2011, earning an average time charter equivalent rate, or TCE rate, of $24,363,or $25,043 on an adjusted basis, per vessel per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Total vessel operating expenses for the period ended December 31, 2011 were $12.3 million, or approximately $7,907 per vessel per day, including vessel operating expenses, management fees charged by a related party and general and administrative expenses for the period.

Commenting on the results, Michael Bodouroglou, the Chairman, President and Chief Executive Officer of the Company, stated, “2011 was our first year as a public company and we demonstrated excellent vessel performance with a 100% vessel utilization rate since inception and strong operating results. Our net income for the fourth quarter of 2011 was $5.6 million, or $0.34 per share on a U.S. GAAP basis, and $6.2 million, or $0.38 per share on an adjusted basis, which supports our decision to declare a dividend of $0.30 per share for the quarter. Since our IPO, we have declared dividends totaling in aggregate $0.75 per share to our shareholders.”

Mr. Bodouroglou concluded, “2012 will be a challenging year and we expect to face these challenges head on.We expect our charter coverage and our ongoing cost control measures will continue to fund our quarterly dividends, which as we have previously stated we expect to total $1.00 per share for the full year 2012.”

Dividend Declaration:

The Company’s Board of Directors declared a quarterly dividend of $0.30 per share, with respect to the fourth quarter of 2011, payable on or about March 2, 2012 to shareholders of record as of the close of business on February 27, 2012.This is the third consecutive quarterly dividend since the Company became a public company in April 2011.

The declaration and payment of a dividend will always be subject to the discretion of the Board of Directors of the Company, and will depend on, among other things, the Company's earnings, financial condition and cash requirements and availability, the covenants in the Company's existing and future debt instruments, global economic conditions and the provisions of Marshall Islands law.

Chartering Strategy:

Pursuant to our chartering strategy, we intend to focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which will provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. Based on the latest redelivery dates, the Company has secured under such contracts 93% and 71% of its fleet capacity in 2012 and 2013, respectively.

Fleet List:

The following table provides additional information about our fleet as of February16, 2012.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (5)	Charter Expiration	Notes
Box Voyager	2010	3,426	CSAV Valparaiso	$20,000	August 2012	1
Box Trader	2010	3,426	CSAV Valparaiso	$20,000	August 2012	1
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	1
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	1
Maersk Diadema(formerly the MSC Siena)	2006	4,546	Maersk	$28,000	January 2014	1,2
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	3
MSC Emma	2004	5,060	MSC	$28,500	August 2014	4
Total		33,237

Notes:

1)	The charterer has the option to increase or decrease the term of the charter by 45 days.

2)	The charterer has the option to extend the term of the charter by additional one-year terms for four successive years at the same gross daily charter hire.

3)
The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million less a 0.5% purchase commission payable to parties unaffiliated to us.

4)
The charterer has the option to increase or decrease the term of the charter by 30 days.The charterer also hasthe option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.

5)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Allseas Marine S.A. (our “Manager” or “Allseas”),totaling 1.25% for the CMA CGM Kingfish and CMA CGM Marlin and 2.5% for the other vessels in our fleet, including, in each case, 1.25% to Allseas.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its fourth quarter and period ended December 31, 2011results on February17, 2012 at 10:00 am ET.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-877-317-6789 (USA) or +1-412-317-6789 (international).

A replay of the conference call will be available until February 24, 2012 and can be accessed by dialing1-877-344-7529 (domestic) and +1-412-317-0088 (international) and using passcode 10010169.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Company’s website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of sevencontainerships with a total carrying capacity of 33,237TEU and aTEU weighted average age of 4.2 years. The Company’s shares trade on the New York Stock Exchange under the symbol “TEU.”

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: info@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow -

SUMMARY FLEET INFORMATION	Three Months Ended December 31, 2011	Period Ended December 31, 2011
FLEET DATA
Average number of vessels (1)	7.00	5.92
Available days for fleet (2)	644	1,551
Calendar days for fleet (3)	644	1,551
Fleet utilization (4)	100%	100%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$24,601	$24,363
Vessel operating expenses (6)	$5,197	$5,427
Management fees charged by a related party(7)	$838	$871
General and administrative expenses(8)	$1,699	$1,609
Total vessel operating expenses(9)	$7,734	$7,907

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, dry-dockings or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing available days by fleet calendar days for the relevant period.
(5)
Time charter equivalent (“TCE”), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing time charter revenues, net of commissions and voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)
Total vessel operating expenses (“TVOE”), are a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses (if applicable), management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent Reconciliation (Expressed in United States Dollars)	Three Months Ended December 31, 2011	Period Ended December 31, 2011
Time Charter Revenues	$16,582,443	$39,134,328
Commissions	(361,663)	(861,666)
Voyage Expenses	(378,004)	(486,158)
Total Revenue, net of voyage expenses	$15,842,776	$37,786,504
Plus: Amortization of above/below market time charters	497,411	1,054,959
Total Revenue, net of voyage expenses, adjusted	$16,340,187	$38,841,463
Total available days	644	1,551
Time Charter Equivalent	$24,601	$24,363
Time Charter Equivalent, adjusted(1)	$25,373	$25,043

(1)
Time charter equivalent, adjusted (“TCE adjusted”),is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired.The Company’s definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures
(Expressed in United States Dollars, except for share data)

Net Income / Adjusted Net Income(1)	Three Months Ended December 31, 2011	Period Ended December 31, 2011
Net Income	$5,576,754	$12,956,082
Plus: Amortization of above/below market time charters	497,411	1,054,959
Plus: Share-based compensation	150,124	322,103
Adjusted Net Income	$6,224,289	$14,333,144

EBITDA / Adjusted EBITDA(1)
Net income	$5,576,754	$12,956,082
Plus: Net Interest expense	1,919,751	4,567,606
Plus: Depreciation	3,378,313	8,050,079
EBITDA	$10,874,818	$25,573,767
Plus: Amortization of above/below market time charters	497,411	1,054,959
Plus: Share-based compensation	150,124	322,103
Adjusted EBITDA	$11,522,353	$26,950,829

Earnings per Share	Three Months Ended December 31, 2011	Period Ended December 31, 2011
Net income	$5,576,754	$12,956,082
Less: Net income attributable to non-vested share awards	(58,404)	(103,969)
Net income available to common shareholders	$5,518,350	$12,852,113

Weighted average number of shares, basic and diluted	16,000,000	15,433,519

Earnings per share, basic and diluted	$0.34	$0.83

Adjusted Earnings per Share(1)
Net income	$5,576,754	$12,956,082
Plus: Amortization of above/below market time charters	497,411	1,054,959
Plus: Share-based compensation	150,124	322,103
Adjusted Net Income	$6,224,289	$14,333,144
Less: Adjusted Net income attributable to non-vested share awards	(65,185)	(115,019)
Adjusted Net income available to common shareholders	$6,159,104	$14,218,125

Weighted average number of shares, basic and diluted	16,000,000	15,433,519

Adjusted Earnings per share, basic and diluted	$0.38	$0.92

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive to the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items from net income to derive Adjusted Net Income and Adjusted EPS.The Company believes that Adjusted Net Income and Adjusted EPS provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPSare not  items recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company’s definition of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in United States Dollars, except for share data)

	For the three months ended December 31, 2011	For the period from April 14, 2011(1) to December 31, 2011

REVENUES:
Time charter revenues (including amortization of below and above market acquired time charters of $497,411 and $1,054,959 for the three months and the period ended December 31, 2011, respectively)	16,582,443	39,134,328
Commissions	(361,663)	(861,666)
Net Revenues	16,220,780	38,272,662

EXPENSES:
Voyage expenses	378,004	486,158
Vessels operating expenses	3,346,932	8,417,447
Management fees charged by a related party	539,743	1,350,685
Depreciation	3,378,313	8,050,079
General and administrative expenses (including share based compensation of $150,124 and $322,103 for the three months and the period ended December 31, 2011, respectively)	1,094,427	2,495,761
Operating income	7,483,361	17,472,532

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,927,791)	(4,578,050)
Interest income	8,040	10,444
Foreign currency gain, net	13,144	51,156
Total other expenses, net	(1,906,607)	(4,516,450)

NET INCOME	5,576,754	12,956,082

Earnings per common share, basic and diluted	$0.34	$0.83

Weighted average number of common shares, basic and diluted	16,000,000	15,433,519

(1) Date of Initial Public Offering

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(Expressed in United States Dollars)

December 31,
2011

ASSETS

Cash and restricted cash (current and non-current)	17,150,155
Other current assets	4,404,636
Vesselsand other fixed assets, net	366,969,347
Other non-current assets	12,886,748

Total Assets	401,410,886

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt	17,700,000
Other current liabilities	4,657,768
Long-term debt, net of current portion	193,500,000
Other non-currentliabilities	3,192,041
Total stockholders' equity	182,361,077

Total Liabilities and Stockholders' Equity	401,410,886